NEWCHIP, INC

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

June 13, 2018



Independent Accountant's Review Report

To Management
Newchip, Inc.
Austin, TX

We have reviewed the accompanying balance sheet of Newchip, Inc. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 13, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

NEWCHIP, INC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016
_____

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 240,443	$ 10,689
TOTAL CURRENT ASSETS	240,443	10,689
TOTAL ASSETS	240,443	10,689
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	31,386	8,500
Note Payable	-	10,000
TOTAL CURRENT LIABILITIES	31,386	18,500
NON-CURRENT LIABILITIES		
SAFE Notes	1,154,240	182,825
Related Party Loan	-	6,203
TOTAL LIABILITIES	1,185,626	207,528
SHAREHOLDERS' EQUITY		
Common Units, Class A (10,000,000 shares authorized, 3,000,000 issued and $.0001 par value)	300	45
Common Units, Class B (10,000,000 shares authorized, 10,000,000 issued and $.0001 par value)	1,000	1,000
Retained Earnings (Deficit)	(946,483)	(197,884)
TOTAL SHAREHOLDERS' EQUITY	(945,183)	(196,839)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 240,443	$ 10,689

NEWCHIP, INC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	<u>2017</u>	<u>2016</u>
Operating Income		
Sales, Net	$ 1,000	$ -
Cost of Goods Sold	-	-
Gross Profit	1,000	-
Operating Expense		
Research & Development	319,876	61,535
Salaries Expense	239,279	32,953
General & Adminstrative	64,600	11,881
Advertising & Marketing	72,382	60,820
Legal & Professional	33,062	23,895
Rent	20,400	6,800
	749,599	197,884
Net Income from Operations	(748,599)	(197,884)
Net Income	$ (748,599)	$ (197,884)

NEWCHIP, INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

		2017		2016
Cash Flows From Operating Activities				
Net Income (Loss) For The Period	$	(748,599)	$	(197,884)
Change in Accounts Payable		22,886		8,500
Change in Loan Payable		(10,000)		10,000
		-		
Net Cash Flows From Operating Activities		(735,713)		(179,384)
Cash Flows From Financing Activities				
Change in SAFE Notes		971,415		182,825
Change in Related Party Loan		(6,203)		6,203
Issuance of Common Stock		255		1,045
.		-		
Net Cash Flows From Investing Activities		965,466		190,073
Cash at Beginning of Period		10,689		-
Net Increase (Decrease) In Cash		229,754		10,689
Cash at End of Period	$	240,443	$	10,689

NEWCHIP, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Starting Equity	$ (196,839)	$ -
Issuance of Class A Stock	255	45
Issuance of Class B Stock	-	1,000
Net Income (Loss)	(748,599)	(197,884)
Ending Equity (Deficit)	$ (945,183)	$ (196,839)

NEWCHIP, INC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2017 AND 2016

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

NewChip, Inc ("the Company") is a corporation organized under the laws of the States of Texas, and Delaware. The Company specializes in startup funding for new businesses and owns a proprietary mobile application that allows users to invest from their phones.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Sales stated on the financials are net of returns and discounts. Cost of goods stated on the financials are net of shipping costs and affiliate commission.

Rent

The Company is currently in an operating, non-cancellable lease until September 30, 2018. Monthly payments are $1,700 per month for 10 months; $17,000 (2018) remaining.

Advertising

The Company records advertising expenses in the year incurred.

Equity

The Company issued two types of Common Stock in 2016 and 2017. Series A has 1:1 voting rights and Series B has a 10:1 voting rights.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2014, 2015, and 2016, will remain subject to review by the Internal Revenue Service until 2018, 2019, and 2020, respectively.

The Company is subject to franchise and income tax filing requirements in the State of Delaware The Company's tax filings in the State of Delaware for 2014, 2015, and 2016 remain subject to review by that State until 2019, 2020, and 2021, respectively.

The Company is subject to franchise tax filing requirements in the State of Texas. The Company's tax filings in the State of Texas for 2016 and 2017 remain subject to review by that State until 2021 and 2022, respectively.

NOTE D- SAFE NOTES

The Company currently has two types of SAFE Notes outstanding. The first has a $7 million-dollar valuation cap and matures when equity financing takes place. The investor will receive a number of shares of standard preferred stock equal to the purchase amount divided by the price per share of the standard preferred stock, if the pre-money valuation is less than or equal to the valuation cap or receive a number of shares of safe preferred stock equal to the purchase amount divided by the safe price, if the pre-money valuation is greater than the valuation cap.

The second SAFE Note has a $5 million-dollar valuation cap and matures when equity financing takes place. The investor will receive a number of shares of standard preferred stock equal to the purchase amount divided by the price per share of the standard preferred stock, if the pre-money valuation is less than or equal to the valuation cap or a number of shares of safe preferred stock equal to the purchase amount divided by the safe price, if the pre-money valuation is greater than the valuation cap.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 13, 2018, the date that the financial statements were available to be issued.